UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2023

Commission File Number 001-41085

SNOW LAKE RESOURCES LTD.

(Translation of registrant’s name into English)

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 6, 2023, Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (the “Company”) issued a press release announcing that it has successfully acquired additional land claims in the historic mining district of Snow Lake Manitoba. A copy of that press release is attached as Exhibit 99.1 hereto.

On January 11, 2023, the Company issued a press release announcing the final drill results and an update and analysis following the recently completed 2022 Grass River drilling campaign. A copy of that press release is attached as Exhibit 99.2 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “Snow Lake Lithium Acquires Additional Land Claims in Manitoba Mining District; Expands Total Land Holdings To 59,587 Acres” dated January 6, 2023
99.2	Press Release titled “Snow Lake Lithium Provides Final Update Following Successful Completion of the 2022 Grass River Drilling Campaign” dated January 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2023	SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer and Director

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